UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:    April 28, 2011

Sumitomo Mitsui Financial Group Announces

Revision of Earnings Forecast of

a Consolidated Subsidiary (Kansai Urban Banking Corporation)

TOKYO, April 28, 2011 — Sumitomo Mitsui Financial Group, Inc. (“SMFG”) hereby announces that Kansai Urban Banking Corporation, a consolidated subsidiary of SMFG, has revised its earnings forecast for the fiscal year ended March 31, 2011, published on November 12, 2010 (see Appendix).

Kansai Urban Banking Corporation

Notice regarding Revision of Earnings Forecast for Fiscal 2010

OSAKA, April 28, 2011 — Kansai Urban Banking Corporation (“KUBC”) hereby announces that it has resolved, at the meeting of the Board of Directors held today, to revise its earnings forecast for the fiscal year ended March 31, 2011 (“fiscal 2010”) published on November 12, 2010, as follows:

1. Revision of earnings forecast for fiscal 2010 (from April 1, 2010 to March 31, 2011)

(1) Consolidated basis

(JPY million, except percentages and per share amounts)

	Ordinary Income	Ordinary Profit (Loss)	Net Income (Loss)	Net Income (Loss) per Share
Previous forecast (A)	¥ 115,000	¥ 5,000	¥ 2,500	¥ 1.23
Revised forecast (B)	116,400	6,100	5,200	5.00
Difference (B – A)	1,400	1,100	2,700	3.77
Percentage change (%)	1.2	22.0	108.0	–
(Ref.) fiscal 2009	99,198	(39,290)	(24,125)	(40.18)

(2) Non-consolidated basis

(JPY million, except percentages and per share amounts)

	Ordinary Income	Ordinary Profit (Loss)	Net Income (Loss)	Net Income (Loss) per Share
Previous forecast (A)	¥ 105,000	¥ 5,000	¥ 3,500	¥ 2.59
Revised forecast (B)	105,600	3,800	4,600	4.20
Difference (B – A)	600	(1,200)	1,100	1.61
Percentage change (%)	0.5	(24.0)	31.4	–
(Ref.) fiscal 2009	89,420	(37,779)	(21,687)	(36.38)

2. Reasons for the revision

(1) Revision of earnings forecast

(i)	Non-consolidated basis

KUBC expects core banking profit in fiscal 2010 to be JPY 27.0 billion, JPY 2.0 billion above the previous forecast due mainly to thorough reduction of expenses in addition to an increase in fee income from sales of investment trust and pension-type insurance. On the other hand, total credit cost is expected to increase due to additional provisions for KUBC’s assets that KUBC has decided to make in order to reduce future risks, considering current financial and economic circumstances. As a result, ordinary profit is expected to be JPY 3.8 billion, JPY 1.2 billion below the previous forecast. Net income is expected to be JPY 4.6 billion, JPY 1.1 billion above the previous forecast mainly because deferred income taxes are expected to amount to JPY 0.8 billion.

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(ii)	Consolidated basis

Consolidated earnings forecast has been revised due to better-than-expected reduction in total credit cost of certain consolidated subsidiaries in addition to the revision of the non-consolidated earnings forecast.

(Reference 1) Earnings forecast on a non-consolidated basis (for fiscal 2010)

(JPY million)

	Previous forecast (i)	Revised forecast (ii)	Difference (ii) – (i)
Banking Profit (before provision for general reserve for possible loan losses, before amortization of goodwill)	¥27,000	¥30,100	¥3,100
Core Banking Profit (excluding gains (losses) on bonds)	25,000	27,000	2,000
Ordinary Profit	5,000	3,800	(1,200)
Net Income	3,500	4,600	1,100

Total Credit Cost	(20,000)	(24,400)	(4,400)

(Reference 2) Earnings forecast on a consolidated basis (for fiscal 2010)

	(JPY million)
	Previous forecast (i)	Revised forecast (ii)	Difference (ii) – (i)
Ordinary Profit	¥5,000	¥6,100	¥1,100
Net Income	2,500	5,200	2,700

The forecasts presented in this material are based on information available as of today. Please note that actual results may vary from these forecasts due to various factors that may arise in the future.

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